Exhibit 99.2

GCL’s Subsidiary, 4Divinity, Secures Global Publishing Rights for ’Kingdom Under Fire: The Civil War’

SINGAPORE, Sept. 11, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd. (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), signed a global publishing agreement with Taiwan-based Alliance-Star International Enterprise Co., Ltd. (“Alliance-Star”) for the mobile game ”Kingdom Under Fire: The Civil War.”

Under the publishing agreement, 4Divinity will serve as the publisher and distributor of the game across all mobile platforms globally, except Singapore and Malaysia.

“This partnership advances our strategy to scale Asian-developed IP in the global mobile game market,” said Sebastian Toke, Group CEO of GCL. “We expect “Kingdom Under Fire: The Civil War” to resonate with mobile gamers worldwide; and we believe Alliance-Star’s creative depth, paired with GCL group’s global channels, will create powerful synergies that will allow us to compete in the card / collector segments where retention, payer conversion, and ARPPU are the strongest, especially in the U.S. and Japan.”

Card & collectible-action mobile games (CCGs / card battlers / gacha hybrids) are exhibiting resilient mid-core engagement and monetization, with monthly average revenue per paying user (“ARPPU”) commonly in the $20–$80 range, according to GameAnalytics1, a platform that analyzes game performance, player behavior and market intelligence.

Based on mobile app data and insights compiled by Sensor Tower2, while costs per install are elevated, the U.S. remains a top revenue market, making disciplined user acquisition against predicted lifetime value (“LTV”) essential. Japan’s gacha-native market in the meantime, offers some of the highest LTVs globally when supported by strong live-ops, limited-time banners, and battle passes.

The publishing agreement for “Kingdom Under Fire: The Civil War” not only grants 4Divinity full discretion over regional publishing partners around marketing and monetization strategies, including in-app purchases, ad revenue, and platform-specific launches, but it also provides GCL a rights of first refusal period for future titles and transmedia opportunities developed by Alliance-Star, reinforcing GCL’s long-term commitment to cultivating high-quality Asian IP.

It is currently expected that the game will be commercially released by the end of 2025.

About GCL Global Holdings

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com

About 4Divinity

4Divinity is a digital and retail games publishing company and a wholly owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity.com/

About Alliance-Star International Enterprise Co., Ltd.

Alliance-Star International is a Taiwan-based digital entertainment company specializing in game development, software publishing, and international licensing. The developer is the creative force behind the upcoming Kingdom Under Fire mobile game.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the expected benefits of the acquisition of Ban Leong Technologies Limited, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185

1 https://www.gameanalytics.com/reports/2025-mobile-gaming-benchmarks
2 https://sensortower.com/blog/2025-state-of-mobile-consumers-usd150-billion-spent-on-mobile-highlights